     Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

The following update was posted to The Gillette Company’s internal web site:

May 10, 2005

As part of our ongoing efforts to keep you informed of important information related to the Company’s agreement to merge with Procter & Gamble, this will provide you with some answers to key questions regarding Gillette’s Change of Control Severance Program applicable to most U.S. associates. It also describes the specific transition assistance for which you would become eligible in the event of job loss following completion of the merger.

Questions and Answers

1.	Under what circumstances would I be eligible for benefits under the Change of Control Severance Program?

The P&G merger will constitute a “Change of Control” for the purpose of determining eligibility under Gillette’s Change of Control Severance Program. This program covers eligible regular U.S. employees (not covered by a collective bargaining agreement) whose employment is terminated during the 2-year period following the Change of Control, either by P&G other than for “cause” or by the employee for “good reason,” as those terms are defined in the Severance Program document.

2.	How is severance pay calculated?

You will be eligible to receive severance pay based on a formula that takes into account your job classification, your weekly base pay, your years of service with Gillette and your age. You may elect to receive your severance pay either as a lump sum cash payout, or as continuing wage payments.

For specific information about how severance pay is calculated, refer to the Summary Plan Description (SPD) posted on Insight at Human Resources => North America => Benefit and Programs => Severance Summary Plan Descriptions, or call the Gillette HR Service Center at 1-888-593-9278 for a copy.

Note: As a result of recent Federal tax law changes, certain limitations might apply to how (lump sum vs. continued pay) Company officers may receive severance pay. A separate communication will be issued to affected officers describing these limitations.

3.	How is my pension impacted by how I receive severance pay?

Regardless of how you receive your severance pay, if you are within 5 years of qualifying for early or normal retirement, taking into account the number of weeks of severance pay you are entitled to receive (commonly referred to as “bridged to retirement”), you will be given the additional age and service credit necessary to qualify for retirement status under the Retirement Plan.

If you receive severance pay as continuing regular pay over your severance period, it will be counted in calculating your pension eligible earnings. This can increase the amount of pension benefit you are eligible to receive.

If you receive severance pay in a lump sum, or if you are within 5 years of retirement eligibility (taking into account the number of weeks of severance pay you are entitled to receive) and elect to receive reduced pay to your earliest retirement date, it will not be used to calculate your pension eligible earnings.

4.	How are my other benefits impacted when I start receiving severance benefits?

Employee Welfare Benefits
Whether you elect to receive severance pay as a lump sum payout or continuing wage payments, you will be eligible to continue receiving employee welfare benefits, comparable in aggregate value to those being received when your active employment ends, with no increase in your employee contribution rates, for your total number of weeks of severance pay or, if greater, a period of one year after your active employment ends.

If you are within 5 years of retirement eligibility (taking into account the number of weeks of severance pay you are entitled to receive) and elect to receive reduced pay to your earliest retirement date, you may elect to continue employee welfare benefits on the same basis as active employees for as long as you stay on payroll. However, if you do not elect to receive reduced severance pay over this longer period, your eligibility to continue employee welfare benefits will stop after one year, or the number of weeks for which your severance pay was calculated, whichever is greater. Your retiree welfare benefits would then start at your earliest retirement date.

Savings Plan
You will become vested in your account balance under the Employees’ Savings Plan and the Supplemental Savings Plan, if applicable, on the date the merger is completed.

In addition, if you elect to receive severance pay as continuing wage payments, you will be eligible to continue to participate in the Savings Plan. However, no Savings Plan contributions can be taken from severance pay you elect to receive as a lump sum cash payout.

Outplacement Services
You will be eligible to receive career transition services, through the Company’s designated service provider, for a period of up to 12 months.

Other Earned Benefits
The severance benefits described above will be provided in addition to any other benefits to which you are entitled, including any pension you have earned, retiree medical coverage if applicable, your Savings Plan and ESOP accounts, and any accrued, unused vacation as of your last day of work.

5.	How can I learn more about the Change of Control Severance Program?

Further details about Gillette’s Change of Control Severance Program are available in the Summary Plan Descriptions (“SPDs”) for the Severance Plan for Non-Exempt Employees and the Severance Plan for Exempt Employees, as well as the plan document for the Change of Control Severance Program. The SPDs are available on Insight at Human Resources => North America => Benefit and Programs => Severance Summary Plan Descriptions. The Plan document is available by calling the Gillette HR Service Center at 1-888-593-9278.

FORWARD-LOOKING STATEMENTS

     This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company (“Gillette”), The Procter & Gamble Company (“P&G”) and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette’s and P&G’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette’s and P&G’s most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

     This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Gillette and P&G with the Commission at the Commission’s website at www.sec.gov, from The Gillette Company, Prudential Tower, Boston, Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH 45201-0599.

Participants in the Solicitation

     Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette’s directors and executive officers is available in Gillette’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 30, 2005, and information regarding P&G’s directors and executive officers is available in P&G’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.